                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


                                  ANNUAL REPORT
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999


                          Commission File Number 1-9627

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             THE ZENITH 401 (K) PLAN


A. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         Zenith National Insurance Corp.
                               21255 Califa Street
                          Woodland Hills, CA 91367-5021

On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

                  1. Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

                  2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

                  3. Schedule of Assets Held for Investment Purposes As of December 31, 1999

                  4. Schedule of Reportable Transactions For the Year Ended December 31, 1999

The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of The Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             The Zenith 401(k) Plan



Date:    June 9, 2000                        /s/ Michael W. Jacobson
                                             ---------------------------
                                             Michael W. Jacobson
                                             Chairman Administrative Committee

THE ZENITH 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                                              Page(s)
                                                                                              -------

Report of Independent Accountants                                                                1

Financial Statements:

         Statement of Net Assets Available for Benefits
             as of December 31, 1999 and 1998                                                    2

         Statement of Changes in Net Assets Available for Benefits
             for the Year Ended December 31, 1999                                                3

         Notes to Financial Statements                                                           4-13


Supplemental Schedules:

         Schedule of Assets Held for Investment Purposes
             as of December 31, 1999                                                            14

         Schedule of Reportable Transactions
             for the Year Ended December 31, 1999                                               15


Certain schedules have been omitted because they are not applicable, not material, or because the information is included in the financial statements or notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of
The Zenith 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 5, 2000

THE ZENITH 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

-------------------------------------------------------------------------------



  As of December 31,                                           1999                  1998
------------------------------------------------------------------------------------------------


  Investments                                               $30,484,413           $30,009,923

  Receivables:

    Accrued interest                                              3,087

    Contributions                                                22,109                96,213
                                                            -----------           -----------

                  Net assets available for benefits         $30,509,609           $30,106,136
                                                            ===========           ===========


   The accompanying notes are an integral part of these financial statements.

THE ZENITH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

-------------------------------------------------------------------------------






   For the Year Ended December 31,                                                         1999
-------------------------------------------------------------------------------------------------------

  Additions:
    Contributions:
      Employer                                                                          $   875,558
      Participant                                                                         3,632,978
      Rollovers                                                                           1,694,500
                                                                                        -----------

         Total contributions                                                              6,203,036

    Investment income:
      Dividends                                                                             903,433
      Interest                                                                              533,398
      Net appreciation in the fair value of investments                                   3,489,564
                                                                                        -----------

          Total investment income                                                         4,926,395

         Total additions                                                                 11,129,431
                                                                                        -----------
  Deductions:
    Benefits paid to participants                                                       (10,722,246)
    Fees                                                                                     (3,712)
                                                                                        ------------
         Total deductions                                                               (10,725,958)
                                                                                        ------------

                 Net increase                                                               403,473

  Net assets available for benefits:
       Beginning of year                                                                 30,106,136
                                                                                        -----------

       End of year                                                                      $30,509,609
                                                                                        ===========

   The accompanying notes are an integral part of these financial statements.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   THE PLAN

     GENERAL

     The Zenith 401(k) Plan (the "Plan") is a self-directed account plan in compliance with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c), effective August 1, 1988. The Plan is offered to all eligible employees of Zenith National Insurance Corp. ("Zenith National") and those of its subsidiaries that elect to become "participating employers" (collectively, the "Company"). The Plan is subject to the provisions of ERISA and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). At December 31, 1999 and 1998, there were 955 and 1,536 participants, respectively, in the Plan.

     Effective March 31, 1999, Zenith Insurance Company, a wholly owned subsidiary of Zenith National, completed the sale of all of the issued and outstanding capital stock of its wholly owned subsidiary, CalFarm Insurance Company ("CalFarm") to Nationwide Mutual Insurance Company ("Nationwide"). The Boards of Directors of Zenith National and CalFarm determined that the sale of CalFarm with the attendant termination of CalFarm as an affiliate of Zenith National resulted in CalFarm's no longer being a "participating employer" in the Plan and that such event may be considered a partial termination of the Plan. Accordingly, the two Boards deemed that the Plan was partially terminated as of the day before the closing of the sale with respect to CalFarm employees employed by it on February 22, 1999 ("Affected CalFarm Employees").

     Upon such partial termination, the Affected CalFarm Employees were fully vested in their Plan accounts and such Plan accounts of the Affected CalFarm Employees became distributable to, and at the direction of, the Affected CalFarm Employees, subject to two limitations: (1) All Plan accounts below $5,000 must be distributed and (2) a Plan account may not be distributed after December 31, 2001 as long as the Employee is employed by CalFarm or Nationwide unless they otherwise fall within a qualifying category.

     Of the 404 Affected CalFarm Employees, 327 have take distributions totaling $8,242,457 in the year ended December 31, 1999. The remaining 77 Affected CalFarm Employees have remained in the Plan with a total account balance of $2,923,285 as of December 31, 1999.

     ADMINISTRATION

     The Plan is administered by an Administrative Committee appointed by the Board of Directors of Zenith National. The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan (Chase Manhattan Bank, N.A. (the "Trustee")), and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   THE PLAN (CONTINUED)

     All assets of the Plan are held by the Trustee in a trust (the "Trust") created by a trust agreement dated as of December 30, 1996. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

     ELIGIBILITY

     An employee of the Company is eligible to enroll in the Plan on the next quarterly entry date after completion of one full year of service with the Company. There are no age restrictions.

     CONTRIBUTIONS

     Participants may elect to contribute between 1% to 12% of their compensation up to a maximum of $10,000 for 1999 and 1998 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's Salary Reduction Contributions and similar contributions under other plans. The Company contributes 33-1/3% of the participant's "matched" contribution amount (matched contributions are defined as the first 6% of participant's compensation). The Company's matching contribution shall not exceed 2% of a participant's annual compensation.

     Compensation includes wages, bonuses, commissions, overtime and elective deferrals. The Company's matching contribution is invested exclusively in the Zenith Company Stock Fund except as defined in the Plan document.

     The Salary Reduction Contributions and Company matching contributions are transferred to the Trustee semi-monthly.

     Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed 20% of that contribution. The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   THE PLAN (CONTINUED)

     VESTING

     Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions, all Company matching contributions made prior to January 1, 1991, and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant. All Company matching contributions made after January 1, 1991 are subject to a five-year graduated vesting schedule with respect to participants who became employed by the Company on or after April 1, 1988. However, irrespective of the vesting schedule, a participant is fully vested upon his death, disability or attainment of age 65.

     FORFEITURES

     Upon termination of service, a participant forfeits any nonvested Company matching contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Company matching contributions to the Plan.

     In 1999, Company matching contributions were reduced by $74,715 from forfeited nonvested accounts. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $91,166 and $72,404, respectively, which remained available to reduce future Company matching contributions.

     WITHDRAWALS PRIOR TO TERMINATION OF EMPLOYMENT

     Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant's Salary Reduction Contributions are permitted only if a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. In addition, participants who reach 59-1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

     INVESTMENTS

     Subject to certain limitations detailed in the Plan Document, participants may allocate their past and future account balances attributable to Salary Reduction Contributions and rollovers in any combination of investment options set out below.

     Company matching contributions and any earnings thereon are invested in the Zenith Company Stock Fund, and are not subject to participant direction until such participant reaches age 55. Upon attainment of age 55, the participant is able to direct the funds up to certain percentage limitations as defined in the Plan Document. As of December 31, 1999 and 1998, $2,269,050 and $2,972,673, respectively, of the investment in the Zenith Company Stock Fund was participant-directed and $3,479,516 and $4,469,674, respectively, was nonparticipant-directed.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   THE PLAN (CONTINUED)

     Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in the Zenith Company Stock Fund is as follows:


         -------------------------------------------------------------------------------------
                                                                              Year Ended
                                                                          December 31, 1999
         -------------------------------------------------------------------------------------
              Additions:
                Contributions                                                 $ 787,513
                Investment income (loss)                                       (151,561)
                                                                              -----------
                           Total additions                                      635,952
                                                                              -----------
              Deductions:
                Benefits paid to participants                                 (1,639,731)
                 Transfers, fees and other                                       13,621
                                                                              -----------
                           Total deductions                                   (1,626,110)
                                                                              -----------
                           Net decrease                                       $ (990,158)
                                                                              ===========
         -------------------------------------------------------------------------------------


     INVESTMENT OPTIONS

     ZENITH COMPANY STOCK FUND invests in the common stock of Zenith National, par value, $1.00 per share.

     PBHG GROWTH FUND seeks to provide capital appreciation. The fund invests primarily in common stocks of small- and medium-sized growth companies believed to have an outlook for strong growth in earnings and the potential for significant capital appreciation.

     STATE STREET RESEARCH ARGO FUND seeks to achieve long-term growth of capital and, secondarily, long-term growth of income. The fund invests primarily in the common stocks of established companies with above-average prospects for growth.

     FOUNDERS BALANCED FUND seeks to provide current income and capital appreciation. The fund invests primarily in a balanced portfolio of dividend-paying common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

     JANUS WORLDWIDE FUND seeks to provide long-term growth of capital consistent with preservation of capital. The fund invests primarily in common stocks of foreign and domestic companies.

     SCUDDER GROWTH & INCOME FUND seeks long-term growth of capital, current income and growth of income. The fund invests primarily in the common stocks and securities convertible into common stocks of companies with good prospects for earnings growth over time.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   THE PLAN (CONTINUED)

     WARBURG PINCUS EMERGING GROWTH FUND seeks to provide maximum capital appreciation. The fund invests primarily in the common stocks of small and medium sized companies with emerging or renewed growth potential.

     METLIFE GUARANTEED FIXED INCOME FUND provides a MetLife guarantee of both principal and a rate of interest (6.0% and 6.3% for the years ended December 31, 1999 and 1998, respectively) determined as of the beginning of the year for a period of one year. This account normally consists of one or more MetLife guaranteed interest contracts, which offer the advantages of intermediate-term interest rates and protection from potential market fluctuation in interest rates during the guarantee period.

     PARTICIPANT LOANS RECEIVABLE

     Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from
     (to) the participant loans receivable. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate charged by Chase Manhattan Bank, N.A. as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

     PAYMENT OF BENEFITS

     Upon termination of employment, retirement, permanent disability or death, if a distribution is made, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

     EXPENSES

     The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration, and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 1999 totaled $101,846.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   THE PLAN (CONTINUED)

     TERMINATION

     While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant shall be 100% vested in their Company matching contributions.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to current year presentation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("GAAP").

     USE OF ESTIMATES

     The preparation of the financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The accounting for the Plan's investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, expenses, realized gains and losses on its sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the closing price of Zenith National common stock on the New York Stock Exchange.

     Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

     Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

     Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis.

     Net appreciation (depreciation) in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

     The Plan's investment in the MetLife Guaranteed Fixed Income Fund is valued at contract value which represents contributions plus interest earned, less benefits paid and transfers to/from other funds. As of December 31, 1999 and 1998, the contract value approximated fair value. The contract value does not contain any reserves for credit risk of the contract issuer or otherwise.

     Participant loans are valued at cost, which approximates fair value.

     CONTRIBUTIONS

     Salary Reduction Contributions and Company matching contributions are recorded in the period that a participant's payroll deduction is made.

3.   INVESTMENTS

     The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:


                  --------------------------------------------------------------------------------------------------
                                                                                         December 31,
                                                                      ----------------------------------------------
                                                                                 1999                   1998
                  --------------------------------------------------------------------------------------------------
                     Zenith Company Stock Fund                                $ 5,725,049            $ 7,346,134
                     PBHG Growth Fund                                           3,152,171              1,807,872
                     Janus Worldwide Fund                                       6,745,906              4,107,910
                     Scudder Growth & Income Fund                               2,651,821              2,951,759
                     MetLife Guaranteed Fixed Income Fund                       7,963,243              9,440,429
                  --------------------------------------------------------------------------------------------------


     Of the investment in the Zenith Company Stock Fund, the nonparticipant-directed portion (see Note 1) exceeds 5% of net assets available for Plan benefits.

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


3.   INVESTMENTS (CONTINUED)

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                                       1999
         -----------------------------------------------------------------------------------------------------------
              Zenith Company Stock Fund                                                            $  (266,309)
              Investments in registered investment companies                                         3,755,873
         -----------------------------------------------------------------------------------------------------------
              Total net appreciation in the fair value of investments                              $ 3,489,564
         -----------------------------------------------------------------------------------------------------------

4.   TAX STATUS

     The Plan received a determination letter from the IRS, dated November 16, 1998, which states that the Plan qualifies under Sections 401(a) and 401(k) of the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

     The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those that will be shown in the Form 5500 for the year ended December 31, 1999 and those shown in the Form 5500 for the year ended December 31, 1998:


         -----------------------------------------------------------------------------------------------------------
                                                                                         December 31,
         -----------------------------------------------------------------------------------------------------------
                                                                                 1999                   1998
         -----------------------------------------------------------------------------------------------------------
            Net assets available for benefits per the
              accompanying financial statements                               $30,509,609            $30,106,136
            Amounts allocated to withdrawing participants                         (11,082)              (601,430)
         -----------------------------------------------------------------------------------------------------------
            Net assets available for benefits per Form 5500                   $30,498,527            $29,504,706
         -----------------------------------------------------------------------------------------------------------


THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


5.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

     The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those that will be shown in the Form 5500:


         -----------------------------------------------------------------------------------------------------------
                                                                                                     Year Ended
                                                                                                     December 31,
                                                                                                         1999
         -----------------------------------------------------------------------------------------------------------
              Benefits paid to participants per the accompanying financial
                  statements                                                                         $(10,722,246)
              Amounts allocated to withdrawing participants at end of year                                 11,082
              Amounts allocated to withdrawing participants at beginning of
                year                                                                                     (601,430)
         -----------------------------------------------------------------------------------------------------------
              Benefits paid to participants per Form 5500                                            $(11,312,594)
         -----------------------------------------------------------------------------------------------------------


6.   FEDERAL INCOME TAXES APPLICABLE TO PARTICIPANTS

     The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated April 1, 1997.

     In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

     Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

     In addition to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

7.   CONCENTRATION OF CREDIT RISK

     At December 31, 1999 and 1998, approximately 19% and 25%, respectively, of net assets available for benefits were held in the Zenith Company Stock Fund which primarily consists of Zenith National common stock. At December 31, 1999, approximately 10% of net assets available for benefits were held in the PBHG Growth Fund which invests primarily in common stocks of small- and medium-sized growth companies. At December 31, 1999 and 1998, approximately 22% and 14%, respectively, of net assets available for benefits were held in the Janus Worldwide Fund which invests in common stocks of foreign and domestic issuers. Due to the inherent risk associated with securities traded in public markets, it is

THE ZENITH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


7.   CONCENTRATION OF CREDIT RISK (CONTINUED)

     reasonably possible that fluctuations in the Zenith Company Stock Fund, the PBHG Growth Fund and the Janus Worldwide Fund could have a significant impact on the net assets available for benefits in the near term.

     At December 31, 1999 and 1998, approximately 26% and 31%, respectively, of net assets available for benefits were held in the MetLife Guaranteed Fixed Income Fund. This fund provides a guarantee by MetLife of both principal and a fixed rate of interest during the guarantee period.

     No other fund accounts for 10% or more of net assets available for benefits.

THE ZENITH 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
(SEE REPORT OF INDEPENDENT ACCOUNTANTS)
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
  (a)     (b)    Identity of Issue, Borrower,        (c)   Description of Investments,           (d)  Cost         (e)  Current
                 Lessor, or Similar Party                  Including Maturity Date,                                     Value
                                                           Rate of Interest, Collateral,
                                                           Par or Maturity Value
-----------------------------------------------------------------------------------------------------------------------------------

  **            Zenith National Insurance Corp.           Common Stock                               $5,272,351        $5,116,629

   *            Short-Term Investment Funds               Short-Term Investment Fund                    608,420           608,420

   *            PBHG Funds                                Growth Fund - Mutual Fund                                     3,152,171

   *            State Street Research Funds               ARGO Fund - Mutual Fund                                       1,160,047

   *            Founders Funds                            Balanced Fund - Mutual Fund                                     985,139

   *            Janus Funds                               Worldwide Fund - Mutual Fund                                  6,745,906

   *            Scudder Funds                             Growth & Income Fund - Mutual Fund                            2,651,821

   *            Warburg Pincus Funds                      Emerging Growth Fund - Mutual Fund                            1,474,417

   *            MetLife Insurance Company                 Guaranteed Fixed Income Fund at 6.0%                          7,963,243

                Participant Loans                         Various Maturity Dates - interest
                                                           rate ranges from 7.75% - 8.50%                                 626,620
                                                                                                                      -----------

                                                                         Total investments                            $30,484,413
                                                                                                                      ===========


*        Indicates a party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

THE ZENITH 401(k) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED DECEMBER 31, 1999
(SEE REPORT OF INDEPENDENT ACCOUNTANTS)
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
(a)  Identity of   (b)   Description of     (c) Purchase     (d) Selling     (g) Cost of    (h) Current Value of   (i) Net Gain
     Party               Assets (Including      Price            Price           Asset          Asset on               or (Loss)
     Involved            Interest Rate                                                          Transaction
                         and Maturity                                                           Date
                         in Case of a
                         Loan)
----------------------------------------------------------------------------------------------------------------------------------
  Zenith National         Zenith National
    Insurance             comment stock
    Corp.(2)

                         (49 transactions)      $1,082,641                      $1,082,641           $1,082,641
                         (124 transactions)                    $2,509,750        2,649,724            2,509,750      $(139,974)




(1) Under ERISA, a reportable transaction is a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.